FITWAYVITAMINS, INC.
No. 7 Minsheng Road, Yuzhong District
Chongqing, 400010
The People’s Republic of China

April 5, 2011

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     FITWAYVITAMINS, Inc.
           Amendment No. 1 to Item 4.01 Form 8-K
           Filed March 25, 2011
           File Number:  000-54204

Dear Ms. Thompson:

We are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 29, 2011, related to the above-referenced filing of FITWAYVITAMINS, Inc. (the “Company”).

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Amendment No. 1 to Item 4.01 Form 8-K Filed March 25, 2011

1. We note you disclosed the material weaknesses in your internal control over financial reporting as a reportable event pursuant to Item 304(a)(1)(v) of Regulation S-K.  Please revise your Form 8-K to also disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with DJG and (ii) whether you authorized DJG to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore.  Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

Response:The Company has updated its disclosure by filing an Amendment No. 2 on Form 8-K/A filed on the date hereof (the “Form 8-K/A”) to disclose that (i) the board of directors of the Company has discussed such matters with De Joya Griffith & Company, LLC (“DJG”) and (ii) the Company has authorized DJG to respond fully to the inquiries of Friedman LLP concerning such matters.

U.S. Securities and Exchange Commission
April 5, 2011

2. Please file an updated letter from DJG as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:The Company has filed an updated letter from DJG as Exhibit 16.1 to the Form 8-K/A.

3. Please note that you must respond in writing to the comments in our letter dated March 18, 2011 and in this letter.  Merely filing an amendment to your Form 8-K is not an adequate response.  Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T.  As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company’s financial printer failed to submit its earlier response via EDGAR on March 25, 2011.  It was subsequently filed.  The Company has made the requested statements, which appear below and in its earlier correspondence to the Staff.

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In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
April 5, 2011

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our counsel, Sunjeet S. Gill, at (610) 478-2254.

Sincerely,

FITWAYVITAMINS, INC.

By:	/s/ Haoji Xia
Chairman, President, Chief Executive Officer,
Chief Financial Officer and Secretary